Filed with the Securities and Exchange Commission on May 14, 2015

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amended Application for an Order Pursuant to Section 6(c) of the Investment Company Act

of 1940 for an Exemption from Rule 12d1-2(a)

THORNBURG INVESTMENT TRUST

c/o Thornburg Investment Management, Inc.

2300 North Ridgetop Road, Santa Fe, NM 87506;

and

THORNBURG INVESTMENT MANAGEMENT, INC.

2300 North Ridgetop Road, Santa Fe, NM 87506

and

THORNBURG SECURITIES CORPORATION

2300 North Ridgetop Road, Santa Fe, NM 87506

File No. 811-05201

Please direct all communications regarding this application to:

Charles W.N. Thompson

Daniel H. April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.

460 St. Michael’s Drive, Suite 1000

Santa Fe, New Mexico 87505

With copies to:

Brian J. McMahon

Thornburg Investment Management, Inc.

2300 North Ridgetop Road

Santa Fe, New Mexico 87506

This application (including exhibits) consists of 13 pages.

I.	INTRODUCTION

Thornburg Investment Trust (the “Trust”), Thornburg Investment Management, Inc. (“TIM”), and Thornburg Securities Corporation (“TSC,” and collectively with the Trust and TIM, the “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future registered open-end investment company or series thereof that: (a) is advised by TIM, or by any other investment adviser controlling, controlled by, or under common control with TIM; (b) invests a portion or all of its assets in other registered open-end investment companies within the same group of investment companies in reliance on Section 12(d)(1)(G) of the Act (the “Underlying Funds”); and (c) is able to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (the “Funds”), also to invest, to the extent consistent with its investment objectives, policies, strategies, and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt TSC, and any other entity controlling, controlled by or under common control with TSC that now or in the future acts as principal underwriter, with respect to the transactions described in the Application.1

II.	THE APPLICANTS

A. Thornburg Investment Trust

The Trust is organized as a Massachusetts business trust and is registered with the Commission as an open-end management investment company. Shares of the Trust are registered under the Securities Act of 1933, as amended. The existing Funds are separate series of the Trust. Each Fund has its own investment objectives and policies.

B. Thornburg Investment Management, Inc.

TIM is organized as a Delaware corporation and is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Pursuant to an investment advisory agreement with the Trust, TIM serves as investment adviser to each of the existing Funds.

C. Thornburg Securities Corporation

TSC is organized as a Delaware corporation and is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. Pursuant to a distribution agreement with the Trust, TSC serves as principal underwriter to the Trust.

III.	THE APPLICANTS’ PROPOSAL

In addition to investing in securities and other financial instruments in accordance with each Fund’s prospectus and statement of additional information, each of the following twelve existing Funds is authorized by its current investment policy to invest in shares of Underlying Funds: Thornburg Low Duration Municipal Fund; Thornburg Strategic Municipal Income Fund, Thornburg Low Duration Income Fund; Thornburg Limited Term Income Fund; Thornburg Strategic Income Fund; Thornburg Value Fund; Thornburg

[1]	All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions in this Application.

International Value Fund; Thornburg Core Growth Fund; Thornburg International Growth Fund; Thornburg Investment Income Builder Fund; Thornburg Global Opportunities Fund; and Thornburg Developing World Fund. In the future, other existing Funds, or newly created Funds, may also have the ability to invest in shares of Underlying Funds. Applicants propose that, subject to the terms and conditions set forth in this Application, Funds which invest in Underlying Funds in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 thereunder also be permitted to invest in Other Investments. The Funds will comply with Section 12(d)(1)(G) of the Act and Rule 12d1-2 thereunder when investing in Underlying Funds, but for the fact that the Funds may invest a portion of their assets in Other Investments. Each Fund would only invest in Other Investments to the extent such an investment is otherwise consistent with that Fund’s investment objectives, policies, strategies, and limitations, as set forth in each Fund’s prospectus(es) and statement(s) of additional information. The opportunity to invest in Other Investments, together with investments in Underlying Funds and the other categories of investments permitted by Section 12(d)(1)(G) and Rule 12d1-2, will allow the Funds greater flexibility to pursue their investment objectives. In addition, consistent with its fiduciary obligations under the Act, each Fund’s governing board will review the advisory fees charged by the Fund’s investment adviser to ensure that those fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any Underlying Fund in which the Fund may invest.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996, Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)	with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under Section 15A of the Securities Exchange Act of 1934, or the Commission;

(IV)	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on [Section 12(d)(1)(F) or (G)]; and

(V)	such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with [Section 12(d)(1)(G)], as necessary and appropriate for the protection of investors.

In 2006, the Commission adopted Rule 12d1-2 under the Act.2 Rule 12d1-2 permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper):

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-1, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.3 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”4 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(i)(J) of the Act] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”5

[2]	See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).
[3]	See Adopting Release at 17, n.58.
[4]	Id. at 17-18.
[5]	See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.6 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, … by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of … [the Act].

Applicants believe that permitting the Funds to invest in Other Investments in addition to the investments permitted by Section 12(d)(1)(G) and Rule 12d1-2 would not raise any of the concerns that Section 12(d)(1) of the Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.7 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F). The adoption of Rule 12d-12 demonstrates a determination by the Commission that fund of funds’ investments in stocks, bonds, and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.	SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) of the Act and Rule 12d1-2 thereunder to invest in Other Investments. See, e.g., Van Eck Associates Corporation, et al., File No. 812-14400, Investment Company Act Rel. Nos. 31596 (May 6, 2015) (order) and 31547 (notice) (Apr. 6, 2015); Trust for Professional Managers and William Blair & Company, L.L.C., File No. 812-14354, Investment Company Act Rel. Nos. 31584 (Apr. 29, 2015) (order) and 31543 (Apr. 1, 2015) (notice); AllianceBernstein Cap Fund, Inc., et al., File No. 812-14236, Investment Company Act Rel. Nos. 31364 (Dec. 3, 2014) (order) and 31332 (Nov. 6, 2014) (notice); Great-West Funds,

[6]	See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act”).
[7]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Inc., et al.; File No. 812-14252, Investment Company Rel. Nos. 31295 (Oct. 20, 2014) (order) and 31262 (Sep. 24, 2014) (notice); SSgA MasterTrust and SSgA Funds Management, Inc., File No. 812-14291, Investment Company Rel. Nos. 31278 (Oct. 7, 2014) (order) and 31249 (Sep. 11, 2014) (notice); Northern Lights Fund Trust, et al., File No. 812-14297, Investment Company Rel. Nos. 31154 (July 15, 2014) (order) and 31087 (June 18, 2014) (notice); Goldman Sachs Trust, et al., File No. 812-14075, Investment Company Rel. Nos. 30522 (May 15, 2013) (order) and 30471 (Apr. 19, 2013) (notice); Ivy Funds Variable Insurance Products Fund of Funds Trust, et al., File No. 812-14114, Investment Company Rel. Nos. 30458 (Apr. 10, 2013) (order) and 30427 (Mar. 15, 2013 (notice); Allianz Variable Insurance Products Fund of Funds Trust, et. al., File No. 812-14084, Investment Company Act Rel. Nos. 30406 (Feb. 26, 2013) (order) and 30371 (Jan. 29, 2013) (notice); Securian Funds Trust et al., File No. 812-14091, Investment Company Rel. Nos. 30387 (Feb. 19, 2013) (order) and 30354 (Jan. 22, 2013) (notice); PNC Capital Advisors, LLC et al., File No. 812-14055, Investment Company Rel. Nos. 30333 (Dec. 28, 2012) (order) and 30298 (Dec. 6, 2012) (notice); Lord, Abbett & Co. LLC, et al., File No. 812-14047, Investment Company Rel. Nos. 30334 (Dec. 28, 2012) (order) and 30297 (Dec. 6, 2012) (notice); The Hartford Mutual Funds, Inc., et al., File No. 812-14024, Investment Company Rel. Nos. 30194 (Sep. 5, 2012) (order) and 30164 (Aug. 8, 2012) (notice); Forward Funds, et. al., File No. 812-13996, Investment Company Rel. Nos. 30031 (Apr. 10, 2012) (order) and 29982 (Mar. 15, 2012) (notice); Capital Research and Management Company, et. al., File No. 812-14007, Investment Company Rel. Nos. 30033 (Mar. 23, 2012) (order) and 29981 (Mar. 1, 2012) (notice); Columbia Funds Master Investment Trust, LLC, et al., File No. 812-13955, Investment Company Act Rel Nos. 30030 (Apr. 10, 2012) (order) and 29980 (Mar. 13, 2012) (notice); and DoubleLine Capital LP and DoubleLine Funds Trust, File No. 812-13983, Investment Company Rel. Nos 29971 (Feb. 28, 2012) (order) and 29943 (Feb. 9, 2012) (notice).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund from investing in Other Investments as described in this Application.

VII.	REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing this Application is fully authorized to do so. The authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibits A-1, A-2, and A-3, and the verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibits B-1, B-2, and B-3.

Applicants have caused this Amended Application to be duly signed on their behalf on the 8th day of May, 2015.

THORNBURG INVESTMENT TRUST

By:	/s/ Brian J. McMahon
Name:	Brian J. McMahon
Title:	President

THORNBURG INVESTMENT MANAGEMENT, INC.

By:	/s/ Brian J. McMahon
Name:	Brian J. McMahon
Title:	Chief Executive Officer and President

THORNBURG SECURITIES CORPORATION

By:	/s/ Robert McInerney
Name:	Robert McInerney
Title:	President

EXHIBIT A-1

Authorization for Thornburg Investment Trust

I, Leon Sandersfeld, as a duly elected Vice President of Thornburg Investment Trust (the “Trust”), which is an applicant with respect to the attached application for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “Application”), hereby certifies that: all actions necessary to authorize the execution and filing of the Application under the Trust’s Amended and Restated Declaration of Trust, Bylaws, and other governance documents have been taken; that the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust duly adopted the following resolution at a meeting of the Board of Trustees on December 8, 2014:

RESOLVED, that the Trust’s president, acting himself or through other officers of the Trust, is hereby authorized and directed to prepare, execute and file with the U.S. Securities and Exchange Commission an application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), including amendments thereto and any other documents which he may deem necessary or appropriate, to seek an order or orders of exemption from the provisions of Rule 12d1-2(a) under the Investment Company Act to permit any existing or future series of the Trust that invests in another registered open-end management investment company within the same group of investment companies in reliance on Section 12(d)(1)(G) of the Investment Company Act and in other investment companies and securities in reliance on Rule 12d1-2 thereunder, also to invest, to the extent consistent with its investment objectives, policies, and limitations, in financial instruments which may not be “securities” within the meaning of Section 2(a)(36) of the Investment Company Act.

By:	/s/ Leon Sandersfeld
Name:	Leon Sandersfeld
Title:	Vice President
Date:	January 26, 2015

EXHIBIT A-2

Authorization for Thornburg Investment Management, Inc.

I, Leigh Moiola, as a duly elected Vice President of Thornburg Investment Management, Inc. (the “Corporation”), which is an applicant with respect to the attached application for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “Application”), hereby certifies that:

1.	I am a duly elected, qualified and acting Vice President of the Corporation.

2.	Pursuant to the Corporation’s By-Laws, as amended, Brian J. McMahon was designated and appointed the Chief Executive Officer and President of the Corporation, and that Brian J. McMahon continues to hold such offices at this time.

3.	Pursuant to the general authority vested in him by the Corporation’s By-Laws, as amended, Brian J. McMahon has sufficient authority to execute and file this Application on behalf of the Corporation, and that the execution of this Application by said person is legally binding on the Corporation.

4.	That pursuant to the Corporation’s By-Laws, as amended, I have the power and authority to execute this authorization on behalf of the Corporation.

By:	/s/ Leigh Moiola
Name:	Leigh Moiola
Title:	Vice President
Date:	May 13, 2015

EXHIBIT A-3

Authorization for Thornburg Securities Corporation

I, Leigh Moiola, as a duly elected Vice President of Thornburg Securities Corporation (the “Corporation”), which is an applicant with respect to the attached application for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “Application”), hereby certifies that:

5.	I am a duly elected, qualified and acting Vice President of the Corporation.

6.	Pursuant to the Corporation’s By-Laws, as amended, Robert McInerney was designated and appointed the President of the Corporation, and that Robert McInerney continues to hold such offices at this time.

7.	Pursuant to the general authority vested in him by the Corporation’s By-Laws, as amended, Robert McInerney has sufficient authority to execute and file this Application on behalf of the Corporation, and that the execution of this Application by said person is legally binding on the Corporation.

8.	That pursuant to the Corporation’s By-Laws, as amended, I have the power and authority to execute this authorization on behalf of the Corporation.

By:	/s/ Leigh Moiola
Name:	Leigh Moiola
Title:	Vice President
Date:	May 13, 2015

EXHIBIT B-1

Verification for Thornburg Investment Trust

The undersigned states that he has duly executed the attached Amended Application for and on behalf of Thornburg Investment Trust, that he is the President of Thornburg Investment Trust, and that all actions of the Board of Trustees of Thornburg Investment Trust necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with the attached Amended Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THORNBURG INVESTMENT TRUST

By:	/s/ Brian J. McMahon
Name:	Brian J. McMahon
Title:	President

EXHIBIT B-2

Verification for Thornburg Investment Management, Inc.

The undersigned states that he has duly executed the attached Amended Application for and on behalf of Thornburg Investment Management, Inc., that he is the Chief Executive Officer and President of Thornburg Investment Management, Inc., and that all actions by directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with the attached Amended Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief

THORNBURG INVESTMENT MANAGEMENT, INC.

By:	/s/ Brian J. McMahon
Name:	Brian J. McMahon
Title:	Chief Executive Officer and President

EXHIBIT B-3

Verification for Thornburg Securities Corporation

The undersigned states that he has duly executed the attached Amended Application for and on behalf of Thornburg Securities Corporation, that he is the President of Thornburg Securities Corporation, and that all actions by directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with the attached Amended Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief

THORNBURG SECURITIES CORPORATION

By:	/s/ Robert McInerney
Name:	Robert McInerney
Title:	President